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FOR IMMEDIATE RELEASE     Contact - Guy T. Marcus
January 30, 1995                    Vice President-Inv. Rel.
                                    (214) 978-2691

               BROWN & ROOT WINS MULTI-MILLION
                  POLYPROPYLENE EXPANSION

     DALLAS, Texas -- Halliburton Company announced today that the Brown & Root Petroleum and Chemicals business unit of its Brown & Root, Inc. subsidiary recently won a multi-million dollar contract to construct a polypropylene plant at the Phillips Sumika Polypropylene Company (PSPC) Houston chemical complex in Pasadena, Texas. Brown & Root also will provide procurement services for bulk materials.

     The construction project consists of a 270-million pounds-per-year gas phase polypropylene plant using Sumitomo's technology, a feedstock fractionation unit, and a flare system.
It also includes demolition and modifications to existing facilities. The mechanical completion of the project is scheduled for the 1996 second quarter and the project will employ about 800 people during the peak of construction.

     When combined with the existing polypropylene unit, the new plant will increase total production to 750-million pounds annually, making PSPC's Houston chemical complex the sixth largest polypropylene producer in the United States.

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     Headquartered in Houston, PSPC is a partnership formed in
1992 between Phillips Petroleum Co. and Sumika Polymers America
Corp., a subsidiary of Sumitomo Chemical Co., Ltd.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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